Exhibit 4.1

Description of Securities

The ENG Token is the only class of securities registered by Enigma MPC, Inc. under Section 12 of the Securities Exchange Act of 1934, as amended. The following is a summary of some of the terms of the ENG Tokens called for under this exhibit to our Annual Report on Form 10-K pursuant to Item 601 of Regulation S-K, as promulgated under the Securities Act of 1933, as amended.

ENG Tokens are not capital stock, and do not currently provide holders with any type of (i) dividend rights; (ii) equity or debt conversion; (iii) sinking fund provisions; (iv) redemption provisions; (v) voting rights; (vi) liquidation rights; or (vii) preemption rights. Additionally, there is nothing in the existing ENG Smart Contract governing the ENG Tokens nor is there any other agreement that currently conveys or proposes to convey any right to receive any dividends, distributions or rights to any property or product held or to be developed by Enigma MPC, Inc.